Exhibit 99.3

FIRST QUARTER 2005

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Sales	$576	$464
Direct freight	39	29

Net sales	537	435
Cost of product	366	293

Gross profit	171	142

Expenses (income)
Selling, general and administrative	71	66
Depreciation and amortization	38	38
Royalties and other taxes	10	6
Other expenses	—	1

	119	111

Earnings before interest expense and income taxes	52	31
Interest on long-term debt	14	17

Earnings before income taxes	38	14

Current income taxes	11	5
Future income taxes (reduction)	3	(2)

Income taxes	14	3

Net earnings	24	11
Retained earnings - beginning of period	398	145
Change in accounting policy (note 2)	(6)	(4)

Retained earnings - end of period	$416	$152

Earnings per share (note 6)
Basic	$0.18	$0.08
Diluted	$0.18	$0.08

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Operating
Net earnings	$24	$11
Items not affecting cash
Depreciation and amortization	38	38
Gain on disposal of assets and investments	—	(1)
Future income taxes	3	(2)
Foreign exchange	(3)	(7)
Other	9	3
Net change in non-cash working capital	54	60

Cash provided by operating activities	125	102

Investing
Capital expenditures	(21)	(14)
Increase in other assets	(8)	(1)
Proceeds from disposal of assets and investments	1	1
Net change in non-cash working capital	(11)	—
Other	—	2

Cash used in investing activities	(39)	(12)

Financing
Common shares	9	2
Preferred securities redemption	(175)	—
Long-term debt repayment	(12)	(83)
Common share dividends paid	(7)	(7)

Cash used in financing activities	(185)	(88)

Increase (decrease) in cash and cash equivalents	(99)	2
Cash and cash equivalents - beginning of period	425	200

Cash and cash equivalents - end of period	$326	$202

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	March 31,		Dec. 31,
	2005	2004	2004
		Restated (note 2)	Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$326	$202	$425
Accounts receivable	357	288	388
Inventories	605	553	447
Prepaid expenses	62	68	56

	1,350	1,111	1,316
Property, plant and equipment	1,220	1,227	1,239
Other assets	83	78	82
Future income tax assets	24	—	24

	$2,677	$2,416	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$640	$605	$472
Current portion of long-term debt	49	46	60

	689	651	532

Long-term debt
Recourse debt	471	502	471
Non-recourse debt	69	104	69
Preferred securities (note 2, 3)	—	175	175

	540	781	715
Other liabilities	259	197	257
Future income tax liabilities	212	134	209

	1,700	1,763	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares Issued: common shares: 2005 – 133 million (2004 – 131 million)	562	543	553
Contributed surplus	2	1	2
Retained earnings	416	152	392
Cumulative translation adjustment	(3)	(43)	1

	977	653	948

	$2,677	$2,416	$2,661

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

	As at	As at
	March 31,	December 31,
	2004	2004
Balance Sheet
Other assets	$5	$5
Long-term debt	175	175
Future income tax liabilities	5	8
Preferred securities	(172)	(172)
Retained earnings	(3)	(6)

Three months
ended March 31,
2004
Income Statement
Interest on long-term debt	$4
Future income tax expense	(3)

Earnings per share
Net earnings available for basic earnings per share	1
Denominator for diluted earnings per share (millions of shares)	12
Basic and diluted earnings per share	0.01

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3. PREFERRED SECURITIES

On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

4. EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended
	March 31,
	2005	2004
Defined benefit pension plans	$2	$2
Post-retirement benefit plans	2	2
Defined contribution pension plans	5	5

Total expense	$9	$9

5. STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	March 31,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$24	$24	$11	$10
Earnings per share
Basic	$0.18	$0.18	$0.08	$0.08
Diluted	$0.18	$0.18	$0.08	$0.08

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6. EARNINGS PER SHARE

     The following table summarizes the computation of net earnings per share:

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Numerator:
Net earnings and numerator for basic and diluted earnings per share	$24	$11

Denominator:
Weighted average denominator for basic earnings per share	132	130

Dilutive instruments:
Stock options (a)	1	—
Preferred securities converted to common shares $175-million, eight percent (note 2) (a)	—	12

Denominator for diluted earnings per share	133	142

Basic earnings per share	$0.18	$0.08
Diluted earnings per share	$0.18	$0.08

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 133 million common shares outstanding at March 31, 2005 (2004 – 131 million). The average common shares outstanding during the first quarter of 2005 and 2004 were 132 million and 130 million respectively. As at March 31, 2005, the Corporation has outstanding approximately eight-million (2004 – 10 million) options and options with tandem stock appreciation rights to acquire common shares.

7. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

8. SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

9. SUBSEQUENT EVENT

On April 28, 2005, the Corporation announced approval of a normal course issuer bid to repurchase up to 13 million of its common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares). Shares may be repurchased for cancellation on the open market between May 3, 2005 and May 2, 2006 at the Corporation’s discretion and funded from existing cash.

Schedule 1

AGRIUM INC.
Segmentation
(Unaudited – millions of U.S. dollars)

	Three Months Ended March 31
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)		Restated (note 2)		Restated (note 2)		Restated (note 2)
Net sales - external	$179	$155	$340	$260	$18	$20	$—	$—	$537	$435
- inter-segment	—	—	28	16	1	1	(29)	(17)	—	—

Total net sales	179	155	368	276	19	21	(29)	(17)	537	435
Cost of product	128	108	259	194	5	7	(26)	(16)	366	293

Gross profit	51	47	109	82	14	14	(3)	(1)	171	142
Gross profit %	28%	30%	30%	30%	74%	67%	10%	6%	32%	33%

Selling Expenses	$51	$48	$4	$4	$—	$—	$(1)	$—	$54	$52

EBITDA (1)	$1	$(1)	$97	$65	$13	$13	$(21)	$(8)	$90	$69

EBIT (2)	$(3)	$(5)	$68	$36	$9	$10	$(22)	$(10)	$52	$31

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2

AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

	2005					2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$74	$11	273	$271	40	$74	$23	282	$262	82
Urea	127	37	502	253	74	65	17	300	217	57
Nitrate, Sulphate and Other	63	14	297	212	47	47	11	241	195	46

Total Nitrogen	264	62	1,072	246	58	186	51	823	226	62
Phosphate	46	11	158	291	70	43	11	166	259	66
Potash (2)	58	36	401	145	90	47	20	440	107	45

	368	109	1,631	226	67	276	82	1,429	193	57

South America Wholesale (1)	19	14	85	224	165	21	14	104	202	135

Retail (3)
Fertilizers	92	22				74	19
Chemicals	66	22				57	20
Other	21	7				24	8

	179	51				155	47

Other inter-segment eliminations	(29)	(3)				(17)	(1)

Total	$537	$171				$435	$142

(1)	International nitrogen sales were 278,000 tonnes (2004 – 319,000); net sales were $55-million (2004 – $67-million) and gross profit was $27-million (2004 - $32-million).

(2)	International potash sales were 230,000 tonnes (2004 – 158,000); net sales were $27-million (2004 – $12-million) and gross profit was $18-million (2004 - $6-million).

(3)	International Retail net sales were $13-million (2004 – $10-million) and gross profit was $1-million (2004 – $2-million).